ERSTE GROUP BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

082-05066

FAX-ÜBERMITTLUNG/TRANSMISSION

RECEIVED
2008 NOV -6 A 9:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Absender / From:

Datum/date: 06-NOV-2008

Mitarbeiter/attn.. Investor Relations 0397 EH
Abteilung/department: 0397
Telefon/phone. +43 (0)5 0100 -
Fax: +43 (0)5 0100 9 -
E-Mail Relations.Investor@erstegroup.com

Empfänger / To:

SUPPL

Mitarbeiter/attn 0012027729207
Fax. 0012027729207

[redacted]

Nachricht/Message: Erste Group:

08005745

Absender/From		**Empfänger/To**	
Firma	Erste ~~Group Bank AG~~ Bank	Firma	SEC Headquarters
Abteilung/Firma dept.	Group Investor Relations	Abteilung/Firma dept.	International Corporate Finance Division
			Paul Dudek
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Chief Officer of International Corporate Finance
Telefon	+43 (0)5 0100 - 13036	Fax	001 202 772 9207
Fax	+43 (0)5 0100 - 913036		
E-Mail	investor.relations@erstegroup.com		
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PROCESSED
NOV 10 2008
THOMSON REUTERS

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)“

dw 11/7

Please find attached today's IR-Release.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE GROUP

INVESTOR INFORMATION Vienna, 6 November 2008

New CEO appointed to Slovenská sporiteľňa

Jan Rollo takes over from Regina Ovesny-Straka, who moves to Salzburger Sparkasse as CEO

Regina Ovesny-Straka, who has been the CEO of Slovenská sporiteľňa since 2001 is to become the new CEO of Salzburger Sparkasse, one of the largest savings banks in Austria. On 1 March 2009, she will hand over her position to Jan Rollo and after 14 years as a top bank manager in Slovakia she will return home to Austria.

"As a bank manager I have been very privileged to experience first hand so many exciting events in Slovakia: the development of the country into an attractive business location, the privatization and very successful repositioning of its largest bank and the introduction of the single European currency, the Euro," said Ovesny-Straka in a statement explaining her decision. *"This decision has not been an easy one for me to make, but I can look back at many achievements and am very pleased to be able to hand over Slovenská sporiteľňa in an excellent condition into the very capable hands of Jan Rollo. I am also very much looking forward to a challenging task in my home country Austria,"* stated Ovesny-Straka.

"Regina has done an excellent job in transforming Slovenská sporiteľňa to its position as the leading bank in Slovakia, not only in terms of market position but also for its quality of service and customer focus. I have very much appreciated her commitment and enthusiasm for both Slovakia and Slovenská sporiteľňa," said Andreas Treichl, CEO of Erste Group.

Jan Rollo will take over as CEO of Slovenská sporiteľňa from March 2009 following the endorsement of his appointment by the National Bank of Slovakia. With 14 years' banking experience, Jan Rollo is joining from the Czech subsidiary of GE Money Bank, where, since 2003 he has been the management board member responsible for retail banking. Prior to that he was in charge of commercial banking at GE Money Bank and worked for Citigroup and Bank Austria, where he started his banking career. *"For me, Erste Group with its retail strategy in CEE has always been a fantastic role model in the banking industry. I am delighted to be joining Slovenská sporiteľňa and the team in Slovakia,"* said Rollo on his new appointment.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstegroup.com
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstegroup.com

END

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.